UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Janus Henderson Group plc
(Name of Issuer)

Ordinary Shares, par value $1.50 per Share
(Title of Class of Securities)

G4474Y 214
(CUSIP Number)

Taku Murakawa General Manager, Actuarial and Accounting Unit Dai-ichi Life Holdings, Inc. 13-1, Yurakucho 1-Chome, Chiyoda-ku, Tokyo, 100-8411 Japan +81-50-3780-4384
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G4474Y 214
1.	Names of Reporting Person: Dai-ichi Life Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 27,168,922*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 27,168,922*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,168,922*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]
13.	Percent of Class Represented by Amount in Row (11): 12.9%**
14.	Type of Reporting Person (See Instructions): OO

*	Represents 17,168,922 shares of outstanding ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”) and 10,000,000 shares of Company Ordinary Shares issuable upon the exercise of the conditional options granted pursuant to the Option Agreement, dated as of October 3, 2016, between Dai-ichi Life Holdings, Inc. (the “Investor”) and the Company.

**	Based on 210,406,138 shares of Company Ordinary Shares, which is the sum of (i) the 200,406,138 shares of Company Ordinary Shares outstanding after completion of the merger between Janus Capital Group Inc. and Henderson Group plc as of May 30, 2017 as reported by the Company in Exhibit 99.2 to its Form 8-K filed on May 30, 2017, plus (ii) the 10,000,000 shares of Company Ordinary Shares issuable pursuant to the Option Agreement.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”). The principal executive offices of the Company are located at 201 Bishopsgate, EC2M 3AE, United Kingdom.

Item 2. Identity and Background

This Statement is being filed by Dai-ichi Life Holdings, Inc. (the “Investor”). The address of the principal business and principal office of the Investor is 13-1, Yurakucho 1-Chome, Chiyoda-ku, Tokyo, 100-8411 Japan.

During the last five years, neither the Investor nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. One director of the Investor is a citizen of the United Kingdom and each of the other directors and officers of the Investor is a citizen of Japan.

Item 3. Source and Amount of Funds or Other Consideration

Janus Capital Group, Inc. (“Janus”), the Company (formerly known as Henderson Group plc), and Horizon Orbit Corp., a Delaware corporation and a direct and wholly owned subsidiary of the Company, (the “Merger Sub”), entered into an Agreement and Plan of Merger, dated as of October 3, 2016, (the “merger agreement”). Pursuant to the terms of the merger agreement, Merger Sub merged with and into Janus, with Janus surviving such merger as a direct and wholly owned subsidiary of the Company (the “merger”). Upon closing of the merger, the Company became the parent holding company for the combined group and was renamed Janus Henderson Group plc. Prior to the merger, the Investor owned 36,382,545 shares of common stock of Janus. Upon closing of the merger, the Investor received 0.4719 Company Ordinary Shares for each share of Janus common stock that it held prior to the merger. As a result of the merger the Investor received a total of 17,168,922 shares of Company Ordinary Shares in exchange for the Janus common stock held by the Investor.

On October 3, 2016, the Investor and the Company entered into an option agreement (the “Option Agreement”) pursuant to which the Company granted to the Investor 20 conditional options, each to purchase 500,000 shares of Company Ordinary Shares (the terms of such options having been adjusted in accordance with the terms of the Option Agreement to take account of the effect of the share consolidation of the Company that took place at the time of the merger) with an exercise price of £29.972 per share, which collectively give the Investor an option to purchase up to approximately 5% of Company Ordinary Shares. Nine of the conditional options were also conditioned on the approval of the shareholders of the Company, which was obtained at a shareholders meeting of the Company. The options will be exercisable by the Investor for a period measured as the two-year period ending on the 24-month anniversary of the date of the Option Agreement. The aggregate consideration paid by the Investor to the Company for entering into the Option Agreement was £19,778,800.00, and the source of the funds used by the Investor to pay such consideration was working capital. As of the date of this Statement, none of the conditional options granted to the Investor pursuant to the Option Agreement have been exercised.

Item 4. Purpose of Transaction

The Investor acquired the shares described in the first paragraph of Item 3 of this Statement, and entered into the Option Agreement and acquired the rights thereunder, for investment purposes and in connection with a strategic alliance between the Investor and the Company.

On October 3, 2016, the Investor entered into an Amended and Restated Investment and Strategic Cooperation Agreement (the “Investment Agreement”) with the Company and Janus. In order to maintain various of Investor’s rights pursuant to the Investment Agreement, the Investor is required to maintain a minimum ownership percentage equal to the percentage ownership held by the Investor in the Company immediately after giving effect to the merger, as reduced by certain subsequent dilution that results from issuances of shares of Company Ordinary Shares (the “Applicable Percentage”). The Investor’s rights that are subject to the maintenance of ownership of at least the Applicable Percentage include pre-emptive rights, board designation rights, and information rights with respect to the Company. The Investor has agreed not to acquire more than 20% of the issued and outstanding shares of the shares of Company Ordinary Shares. The Investor will be required to invest up to $500,000,000 in additional investment products managed by one or more of the Company’s affiliates. Within three years of the date of the Investment Agreement, the Investor cannot, without the Company’s consent, transfer its shares of the Company Ordinary Shares, except for under limited circumstances. The Investor and the Company have a termination right if the Investor’s ownership of the Company drops below the Applicable Percentage for any consecutive five business day period. Commencing three years after the date of the merger, the Investor and the Company will also have the right to terminate upon 90 days’ notice to the other party.

The foregoing summary of the Option Agreement does not purport to be complete and is qualified in its entirety by reference to the Option Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

The Investment Agreement includes, among other provisions, the following terms:

A. Board Designation Right. Under the Investment Agreement, the Investor has the right to designate a representative of the Investor (the “Investor Representative”) for appointment to the Board of Directors of the Company (the “Board”). The Investor’s right to designate an Investor Representative includes the right to designate a replacement representative upon the resignation, retirement or other removal of any Investor Representative and to have the Investor Representative included as a nominee on the slate of nominees recommended by the Board in the Company's proxy statement and on its proxy card relating to each annual or other meetings where directors are to be elected by shareholders of the Company. The Investor’s right to designate an Investor Representative became exercisable beginning on the date of the merger and was exercised by the Investor, is subject to certain conditions, and may be terminated under certain circumstances, as set forth in the Investment Agreement.

B. Exchange of Expertise and Human Resources. In furtherance of the alliance contemplated by the Investment Agreement, the Company and the Investor intend, from time to time, to engage in the exchange of expertise and human resources so that they may share and develop knowledge and best practices with respect to their respective businesses. Without limiting the generality of the foregoing, pursuant to the Investment Agreement, and subject to the terms therein, the Investor is entitled to (i) assign or second to the Company one management level representative from the Investor to work at the Company’s headquarters on a full-time basis in a management level position and (ii) assign or second to the Company two junior level representatives from the Investor to work as analysts (or an equivalent junior-level position) in the Company’s investment groups to gain experience in the Company’s research methodologies.

C. Standstill Restrictions. Pursuant to the Investment Agreement, the Investor is subject to certain standstill restrictions and cannot, in each case without the Board’s consent, among other things, initiate tender or exchange offers for securities of the Company or its subsidiaries, seek the nomination or election of any individual as a director of the Company (other than the Investor’s right to designate the Investor Representative as described above), participate in any recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transaction with respect to the Company or its subsidiaries, acquire or obtain any economic interest in securities of the Company (other than the acquisition of up to 20% of the issued and outstanding shares of the Company Ordinary Shares as permitted by the Investment Agreement) or dispose of any shares of the Company Ordinary Shares in an unsolicited tender offer (other than under certain circumstances as permitted by the Investment Agreement). The standstill restrictions are suspended if the Investor owns less than 3% of the issued and outstanding shares of the Company Ordinary Shares and, with certain exceptions, terminated upon change of control of the Company. The Investor reserves the right to take any of the actions permitted by the exceptions to the standstill provisions of the Investment Agreement.

D. Transfer Restrictions. Pursuant to the Investment Agreement, the Investor is subject to certain limitations on its ability to transfer its shares of the Company Ordinary Shares and cannot, without the Company’s consent, transfer its shares of the Company Ordinary Shares within three years of the date of the Investment Agreement, except that it may transfer its shares of the Company Ordinary Shares to the extent necessary to comply with applicable law, effectively binding written or oral administrative guidance from a governmental authority in Japan or an order by such a governmental authority, upon an insolvency event with respect to either the Company or the Investor, upon an “Event of Financial Distress” (as defined in the Investment Agreement) with respect to the Investor or the Company or upon certain other circumstances set forth in the Investment Agreement. The Company is generally entitled to the right of first offer or the right of first refusal, depending on the nature of the proposed transfer, with respect to the Investor’s proposed transfer of its shares of the Company Ordinary Shares.

E. Preemptive Rights. Under the Investment Agreement, in the event that the Company proposes to issue new shares of the Company Ordinary Shares, for so long as the Investor owns at least the Applicable Percentage of the issued and outstanding shares of the Company Ordinary Shares, the Investor has the right to purchase up to such number of shares of the Company Ordinary Shares that would allow the Investor to maintain percentage ownership of the issued and outstanding shares of the Company Ordinary Shares that is, after giving effect to the issuance of the new securities, no less than the percentage ownership the Investor had prior to such issuance. The Investor is entitled to exercise its preemptive rights in respect of the Company’s issuance of new securities to provide equity compensation for employment for its directors, officers or employees only if such issuance would cause the Investor’s percentage ownership to decrease to less than the Applicable Percentage of the issued and outstanding shares of the Company Ordinary Shares. In each case, the Investor does not have preemptive rights to the extent that an issuance of the additional shares of the Company Ordinary Shares to the Investor would require approval of the stockholders of the Company pursuant to Rule 312 of the New York Stock Exchange Listed Company Manual or any successor rule thereof, unless such approval has been obtained.

F. Registration Rights. Under the Investment Agreement, at any time following the Effective Time, and without limiting the restrictions on transfers described above, the Investor will be entitled to customary registration rights, including the right to require the Company to file up to two registration statements to register shares of the Company Ordinary Shares owned by the Investor that were acquired by the exercise of any option under the Option Agreement or pursuant to the Investment Agreement (the “Registrable Shares”), and unlimited prospectus supplements in connection with any take-down from an effective shelf registration statement. In addition, the Investor has certain “piggyback” registration rights with respect to the Registrable Shares to participate in certain securities offerings by the Company.

G. Termination. The Investment Agreement may be terminated by either the Company or the Investor under specified circumstances, including if (a) there is an insolvency event with respect to the other party, (b) necessary to comply with applicable law, effectively binding written or oral administrative guidance from a governmental authority or an order by a governmental authority, (c) during any consecutive five business day period after the Effective Time, the Investor owns less than the Applicable Percentage of the issued and outstanding shares of the Company Ordinary Shares, (d) there is a material uncured breach of the Investment Agreement by the other party, (e) the Company terminates the Investor’s right to designate an Investor Representative to the Board, or (f) at any time following the third anniversary of the date of the merger (following 90-days notice to the other party). In addition, the Investment Agreement may be terminated by the Company if there is a change in Japanese generally accepted accounting principles or other applicable accounting principles that would significantly increase the burden to the Company in complying with its obligations to furnish certain financial and operating information to the Investor, or if the Company or any of its affiliates becomes subject to direct regulation by, or sanctions from, any Japanese governmental authority that it would not be subject to in the absence of the strategic alliance. The Investment Agreement may also be terminated by the Investor if the Company informs the Investor that it is unable to comply with its obligations to furnish certain financial and operating information or there is a change in applicable law in Japan that requires the Investor to receive information that it is not already receiving from the Company, such inability to comply or change in applicable law would or would reasonably be expected to result in the Investor being in violation of applicable law, and the parties following good faith discussions are unable to agree on appropriate changes to the Company’s obligations to furnish certain information that would avoid the Investor being in violation of applicable law. The Investor may also terminate the Investment Agreement if (a) its percentage ownership has been diluted to less than the Applicable Percentage of the issued and outstanding shares of the Company Ordinary Shares due to the Company’s issuance of new securities and the Investor was unable to prevent such dilution by exercising its preemptive rights, using commercially reasonable efforts to purchase shares on the open market or exercising its remaining options under the Option Agreement or (b) the Investor or any of its affiliates becomes subject to direct regulation by, or sanctions from, any governmental authority (other than a Japanese or U.S. governmental authority) that it would not be subject to in the absence of the strategic alliance.

H. Investment Products. Subject to certain conditions, the Investor has committed to maintain investments of at least $2,500,000,000 in investment products managed by one or more of the Company’s affiliates, consisting of $2,000,000,000 in existing investments and $500,000,000 of additional invesments to be made by the Investor within 12 months of the date of the merger .

The foregoing summary of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, which is filed as Exhibit 1 to this Statement and is incorporated herein by reference. Except as set forth in this Statement and in connection with the Investment Agreement and the Option Agreement, the Investor has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Investor may, at any time and from time to time, but subject to the terms and conditions of the Investment Agreement, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Without limiting the generality of the foregoing sentence, subject to the terms and conditions of the Investment Agreement, the Investor intends to review its holdings in the Company on a continuing basis and, depending upon the price and availability of the Company Ordinary Shares, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in the Company.

Item 5. Interest in Securities of the Issuer

(a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 210,406,138, which is the sum of (i) the 200,406,138 shares of Company Ordinary Shares outstanding after completion of the merger as of May 30, 2017 as reported by the Company in Exhibit 99.2 to its Form 8-K filed on May 30, 2017, plus (ii) the 10,000,000 shares issuable pursuant to the Option Agreement. For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Investor beneficially owns 27,168,922 shares of Company Ordinary Shares, representing approximately 12.9 % of the outstanding shares of Company Ordinary Shares.

Of these shares, 10,000,000 shares represent shares that the Investor has a right to acquire upon exercise of the conditional options granted to the Investor pursuant to the Option Agreement.

(b) The Investor has (or, in the case of the 10,000,000 shares of Company Ordinary Shares that the Investor has a right to acquire upon the exercise of the conditional options granted to the Investor pursuant to the Option Agreement, will have upon the exercise of such options) the sole power to vote or direct the vote and to dispose or direct the disposition of all 27,168,922 shares of Company Ordinary Shares beneficially owned by it.

(c)       Except as described in Item 3 of this Statement, neither the Investor nor, to its knowledge, any of its directors or executive officers has engaged in any transaction in shares of the Company Ordinary Shares in the past 60 days.

(d)       No other person is known by the Investor to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by the Investor.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Items 3 and 4 is incorporated herein by reference. Except for the Investment Agreement and the Option Agreement, to the best knowledge of the Investor, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2, or between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1.	Amended and Restated Investment and Strategic Cooperation Agreement by and among Janus Capital Group Inc., Henderson Group plc and Dai-ichi Life Holdings, Inc., dated as of October 3, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Form F-4 securities registration statement, filed on March 20, 2017).
2.	Option Agreement, by and between Henderson Group plc and Dai-ichi Life Holdings, Inc., dated as of October 3, 2016 (incorporated by reference to Exhibit 10.3 to the Company’s Form F-4 securities registration statement, filed on March 20, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dai-ichi Life Holdings, Inc.

Date: June 8, 2017	By:	/s/ Taku Murakawa
	Name:	Taku Murakawa
	Title:	General Manager, Actuarial and Accounting Unit